Mail Stop 4561

October 12, 2005

VIA U.S. MAIL AND FAX 1-317-685-1588

Mr. David F. White
Century Realty Trust
823 Chamber of Commerce Building
Indianapolis, Indiana 46204

RE: Century Realty Trust
Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005
File no. 0-7716

Dear Mr. White:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Cicely D. Luckey
Accounting Branch Chief